

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Louis W. Foxwell
President & Chief Executive Officer
Rainbow Coral Corp.
291 LaCosta Road
Nokomis, FL 34275

> **Re:** **Rainbow Coral Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 6, 2010**
> **File No. 333-169554**

Dear Mr. Foxwell:

We have reviewed your response to our letter dated November 16, 2010 and have the following additional comments.

Registration Statement cover page

1. We note the most recent amendment is marked as Amendment No. 4, although it appears to be Amendment No. 3. Please ensure that future amendments are properly marked and numbered consecutively. Refer to Securities Act Rule 470.

Business Summary, page 5

2. We note your response to prior comment 1. We are unable to locate the revised disclosure you propose in your summary section. Please revise to include this disclosure in the next amendment.

3. Please revise the summary to prominently state, if true, that even if you raise 100% of the offering this will not provide you with sufficient capital to begin generating revenues from operations and that you will likely not begin generating revenues until at least 18 months after you complete the additional $500,000 capital raise.

Other

4. Please provide a currently dated signed consent from the independent public accountant in the next amendment.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Via facsimile (941) 531-4935
        Diane J. Harrison, Esq.
        Harrison Law, P.A.